UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                              SLW Enterprises Inc.
        (Exact name of registrant as specified in its corporate charter)

                                    000-32093
                               Commission File No.

           Washington                                  91-2022980
     State of Incorporation                (IRS Employer Identification No.)

                        4015 Palm-Aire Drive West, #1002
                          Pompano Beach, Florida 33069
                        ---------------------------------
                    (Address of principal executive offices)

                                  416.782.9169
                          -----------------------------
              (Registrant's telephone number, including area code)

                                  April 9, 2002

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on March 29, 2002 of the common stock, par value $0.0001 per share ("Common Stock"), of SLW Enterprises Inc., a Washington corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1, promulgated thereunder.

                    NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                      ------------------------------------

                                  INTRODUCTION

Mr. Rheal Cote, a current director of the Company, intends to resign as a member of the Board of Directors, effective upon the appointment of five (5) new members of the Board of Directors, Dr. Bogdan Maglich, Greg Gilbert, Richard Alden, Harb Al Zuhair and Edward Finch (the "New Directors"). Mr. Barry Alter, a current director of the Company, will remain a director of the Company. Mr. Cote will not resign, and the new directors will not begin their terms, until some time after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company and after the Closing Date of the Exchange Agreement, as those terms are defined below.

Voting  Securities  of  the  Company
------------------------------------

As of March 29, 2002, the Company had 16,042,002 shares of Common Stock issued and outstanding. Common Stock is the Company's only class of securities that is entitled to vote for directors at a shareholders meeting, if one were to be held, and each share of Common Stock entitles its holder to one vote.

Change  in  Control
-------------------

On March 22, 2002, the Company entered into a Voluntary Share Exchange Agreement (the "Exchange Agreement") with HiEnergy Microdevices, Inc., a Delaware corporation ("HiEnergy"), which contemplates an exchange offering (the "Offering") by the Company to each of the shareholders of HiEnergy. The Company is offering 18,330,000 shares of its Common Stock in exchange for all of the issued and outstanding shares of HiEnergy's common stock. The Exchange Agreement contemplates that the New Directors will begin their terms on or after the closing date (the "Closing Date") of the Exchange Agreement, which is anticipated to take place on April 25, 2002.

Please read this Information Statement carefully. It describes certain terms of the Exchange Agreement and contains certain biographical and other information concerning the executive officers and directors contemplated by the Exchange Agreement after the Closing Date. Additional information about the transactions contemplated by the Exchange Agreement and the business of the Company will be contained in press releases and in the Company's Reports on Form 8-K, to be filed with the SEC. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's web-site at www.sec.gov.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information as to the Company's highest paid officers and directors during the Company's fiscal year ended April 30, 2001, and the interim period ended March 29, 2002. No other compensation was paid to any such officer or directors. No Long-Term Compensation has been paid or is anticipated to be paid to the executive officers and directors of the Company.


==================================================================================================

                                    SUMMARY COMPENSATION TABLE

==================================================================================================

                            Annual Compensation        Long-Term Compensation
                            -----------------------    ----------------------------------
                                                       Awards                    Pay-Outs
                                                       ------                    --------
                                             Other                  Securities   All
                                             Annual    Restricted   Under-                Other
Name and                                     Compen-   Stock        lying                 Compen-
Principal                   Salary   Bonus   sation    Award(s)     Options/     LTIP     sation
Position              Year    ($)     ($)      ($)     ($)          SARs (#)     Payouts  ($)
==================================================================================================

SUZANNE               2002      -0-     -0-       -0-          -0-          -0-      -0-       -0-
L. WOOD               2001      -0-     -0-       -0-          -0-          -0-      -0-       -0-
Director and
President, Secretary
and Treasurer
==================================================================================================

BARRY                 2002      -0-     -0-       -0-          -0-          -0-      -0-       -0-
ALTER
Director and
President, Secretary
and Treasurer
==================================================================================================

RHEAL                 2002      -0-     -0-       -0-          -0-          -0-      -0-       -0-
COTE
Director
==================================================================================================

OUTSTANDING STOCK OPTIONS

The Company has not granted any options to purchase Common Stock and does not have any outstanding options to purchase Common Stock. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

COMPENSATION OF DIRECTORS

The Company's directors do not receive cash compensation for their services as directors or members of committees of the Board of Directors.

                PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of March 29, 2002 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of the Company's voting securities, (ii) each of our directors, and
(iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

On March 4, 2002, the Company conducted a stock dividend distribution to its shareholders of record on a 6.17-for-one basis of the Company's Common Stock. The additional shares were distributed on March 6, 2002.

=====================================================================================
                         Name and address           Number of Shares   Percentage of
Title of class         of beneficial owner          of Common Stock   Common Stock(1)
=====================================================================================
Common Stock    Rheal Cote                                 9,872,000            61.5%
                4015 Palm-Aire Drive West, #1002
                Pompano Beach, Florida 33069

Common Stock    Barry Alter                                1,542,500             9.6%
                488 Melrose Avenue
                Toronto, Ontario, M5M 2A2, CANADA

Common Stock    Benil Finance Ltd.                         1,380,458             8.6%
                P.O. Box N8174
                Nassau, Bahamas

Common Stock    Muir Woods Investment Group                1,542,500             9.6%
                P.O. Box 156, Hibiscus Square
                Pont Street - Grand Turk
                Turks & Caicos

Common Stock    Directors and Officers                    11,414,500            71.2%
                as a Group (2 Persons)

=====================================================================================

(1) Based on a total of 16,042,000 shares of the Company's common stock issued and outstanding as of March 29, 2002.

=====================================================================================


Except as otherwise noted, the Company believes that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire the security within 60 days, such as options or warrants to purchase the Company's common stock.

CHANGE  IN  CONTROL

On February 20, 2002, Rheal Cote acquired 1,600,000 shares (pre-stock dividend) of the Company's Common Stock from Suzanne Wood pursuant to a stock purchase agreement signed on February 1, 2002. Mr. Cote paid a purchase price of $139,500, from his personal funds, to Suzanne Wood and further paid $52,500, from his personal funds, to the Company for the purpose of paying all amounts due and owing from the Company to Ms. Wood. As of February 20, 2002, the issued and outstanding securities of the Company consisted of 2,600,000 shares (pre-stock dividend) of Common Stock, par value $0.0001 per share. Therefore, Mr. Cote beneficially owned approximately 61.5% of the issued and outstanding Common Stock of the Company as of February 20, 2002.

Also on February 20, 2002, Ms. Wood resigned as a director and as President, Secretary and Treasurer of the Company. On that same date, Mr. Cote and Mr. Alter were appointed members of the Board of Directors of the Company (the "Board") and Mr. Alter was appointed the President, Secretary and Treasurer of the Company.


                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that immediately after the Closing Date of the Exchange Agreement and effective upon the appointment of the New Directors, Mr. Cote will resign as a member of the Board of Directors. Mr. Alter will remain a director of the Company.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company.

                    CURRENT EXECUTIVE OFFICERS AND DIRECTORS

        NAME                  AGE                     POSITION
--------------------------------------------------------------------------------
     Rheal Cote               66                      Director
--------------------------------------------------------------------------------
     Barry Alter              46            Director, President, Secretary and
                                                      Treasurer
--------------------------------------------------------------------------------

Both Mr. Cote and Mr. Alter have served as directors of the Company since February 20, 2002. Mr. Alter is expected to continue serving as a director until the next annual meeting of shareholders. Mr. Cote is expected to resign on the Closing Date of the Exchange Agreement.

Rheal Cote - Director, President, Secretary and Treasurer
---------------------------------------------------------

     Prior to his retirement in 1988, Mr. Cote was the CEO of Chateauguay Stone Inc., a manufacturer of precast concrete and concrete manufacturing, from 1982 to 1987. Prior to that time, from 1966 to 1982, Mr. Cote was an executive in the automotive parts distribution business in Canada. During 1989 and 1990, he studied Economics and History at Concordia University.

Barry  Alter  -  Director,  President,  Secretary  and  Treasurer
-----------------------------------------------------------------

     During the period from November 2000 through December 2001, Mr. Alter served as Chief Operating Officer for SBS Interactive Inc., a private Nevada corporation in the business of developing, marketing and licensing consumer electronic products, including the use of the television as an interactive medium. Since 1998, Mr. Alter has also worked through his own consulting company, Challure Capital Investment Corporation, to provide business management expertise and assistance with raising working capital to companies in financial difficulty, including Indian Motorcyle, a private California corporation in the motorcycle production business, and xseeksy.com, a private Delaware corporation online relationship dot.com company. From 1983 to 1998, Mr. Alter served as President of Sweet Expressions Inc., a private Ontario company in the business of distributing confectionery.

                    PROPOSED EXECUTIVE OFFICERS AND DIRECTORS
                             AFTER THE CLOSING DATE

NAME                   AGE                 POSITION
------------------------------------------------------------------
Dr. Bogdan C. Maglich   64            Chairman of the Board;
                                        Chief Scientist
------------------------------------------------------------------
Barry Alter             46     Director; Chief Executive Officer
                                         and President
------------------------------------------------------------------
Gary Wilfert            52           Chief Financial Officer
------------------------------------------------------------------
Michal Levy             30      Vice President and Corporate
                                         Secretary
------------------------------------------------------------------
Greg Gilbert            54                Director
------------------------------------------------------------------
Richard F. Alden        78                Director
------------------------------------------------------------------
Harb Al Zuhair          64                Director
------------------------------------------------------------------
Edward R. Finch, Jr.    82                Director
------------------------------------------------------------------


Dr. Bogdan C. Maglich - Chairman of the Board; Chief Scientist
--------------------------------------------------------------

     As  HiEnergy's  Chairman  and  Chief  Technology  Officer,  Dr. Maglich has
primary responsibility for technology strategy, technology development and technical proposal development. Dr. Maglich is a respected scientist in his field. In addition to his research discoveries and inventions in particle physics, instrumentation, and detection devices, and discovering the omega meson, for which he received the White House Citation from President John F. Kennedy and named an honorary citizen in Switzerland by the President of the Swiss Confederation, Dr. Maglich played a role in reducing weapons in areas such as Yugoslavia and Russia and worked on safety measures for Soviet reactors in Europe. Currently, Dr. Maglich is involved in the development, progression and fine-tuning of his SuperSenzor and MicroSenzor, both detectors of hidden substances.

     Dr. Maglich has served as a professor of physics at University of Pennsylvania and has also worked at Rutgers and at the Joint Faculty, Princeton-Penn Accelerator Laboratory. Dr. Maglich also worked in various leadership capacities on projects such as: the CERN European Center for High Energy (nuclear) Physics in Geneva, Switzerland, the U.S. National Laboratories, the Air Force Weapons Laboratory (now known as the Air Force Phillips Laboratory) and the British-Swedish-American Consortium for the design of the King Abdulaziz Energy Research Center in Saudi Arabia. Dr. Maglich received a Ph.D. in high-energy physics and nuclear engineering from the Massachusetts Institute of Technology (MIT), a Master of Science from Britain's University of Liverpool, and a Bachelor of Science from the University of Belgrade.

Barry Alter - Director; Chief Executive Officer
-----------------------------------------------

     See above.

Gary Wilfert - Chief Financial Officer
--------------------------------------

     As the Company's Chief Financial Officer (CFO), Mr. Wilfert will be responsible for corporate finance, accounting, treasury, and contract management functions. Mr. Wilfert has 30 years experience in financial management of public and private companies operating in a variety of industries. For the last two years, Mr. Wilfert has been a partner in Tatum Partners LLP. During the last fifteen years, Mr. Wilfert has served as chief financial officer for Directed Electronics, Inc., Tropitone Furniture Co., Crown Bold, Inc., Milhous Corporation and Dixico, Inc. Mr. Wilfert holds a B.A. Degree from the University of San Francisco and a Master Degree from Southern Methodist University.

Michal  Levy  -  Vice  President  and  Corporate  Secretary
-----------------------------------------------------------

     As Vice President and Corporate Secretary of the Company, Ms. Levy will handle Investor Relations, Public Relations and maintain company records.
Originally from Israel, Ms. Levy served as Vice President and Corporate Secretary for seven years at Tapuz Enterprises, inc., a successful California construction corporation. Prior to her employment with HiEnergy, Ms. Levy worked with prize-winning writer Arthur A. Ross as an administrative assistant, and was a managing partner at a California LLC dedicated to film production. Ms. Levy had studied at Ben-Zvi, Israel, LAVC and UCLA Extension.

Greg Gilbert - Director
-----------------------

     Mr. Gilbert has diverse legal, accounting, business, science and engineering skills. He has been a member of the Board of Directors of HiEnergy since 1996. He is a licensed attorney in California with 25 years of extensive experience in international law, banking, corporate law, and business.
Currently, he is the CEO of Metabolic Industries, and the Hamilton-Biophile, a public company that manufactures creams and lotions, Hamilton-Clarke, a private company and Hamilton-May, a private company. He is also the Administrative
Director of the Diabetes Research Institute in Sacramento, California. In addition to the above companies, he is also on the boards of World Medical Organizations; Nevada Pacific Lands, and Xentrol Pharma. He has engineering company experience as past officer and directors of L&H Airco, Hamilton-Detroit, and Sunrise Systems. Prior to his carrier as a member of management, as an international lawyer, he has previously represented many foreign companies and entities including OPEC, TTI and Novartis. He is currently admitted to practice and has practiced before in California, the Courts of Appeal, the California Supreme Court, the U.S. District Courts, U.S. Court of Appeals, Federal Bankruptcy Courts, the U.S. Court of Claims, the U.S. Tax Court and the U.S. Supreme Court, where he remains a member of each bar. He was given the American Diabetes Association volunteer of the year award (Northern California), the US Air Force ROTC Outstanding Service Award for 1993, and was nominated for Philanthropist of the Year (1995), Central California, for Charitable work to benefit mankind.

Richard F. Alden - Director
---------------------------

     Following graduation from law school in 1949, Mr. Alden joined the national Law Firm of Latham & Watkins where he remained until 1985, practicing Tax, Real Estate and Business Acquisition Law. Mr. Alden is trustee of the California State Parks Foundation, a trustee of the Episcopal Diocesan Investment Trust, and was Finance Chairperson for the Doheny Eye Institute. Mr. Alden served as an officer in the South Pacific during World War II. Mr. Alden received a Bachelor of Arts Degree in 1946 from the University of Southern California and a Juris Doctorate Degree from the USC School of Law in 1949 where he served on the Board of Editors of the Law Review.

Harb Al Zuhair - Director
-------------------------

     Mr. Al Zuhair started a division of SADCO, a company run by his family, called Electronics Equipment Marketing Co., one of the leading high-tech companies in Saudi Arabia. Presently Mr. Al Zuhair wholly owns or has investments in a variety of businesses, including construction, industrial, banking, mining, aviation and trading companies. Mr. Al Zuhair is also serving as Chairman, Member of the Board of Directors and Founder Member of various companies in Saudi Arabia and abroad.

Edward R. Finch, Jr. - Director
-------------------------------

     Mr. Finch has been a practicing attorney, an author, a lecturer and a diplomat. He was admitted to the New York State Bar in 1948 and was admitted to practice before the U.S. Supreme Court in 1953. He is the author of Hands in
                                                                        --------
Your  Pockets,  Judicial  Politics,  and  AstroBusiness,  Praeger  Scientific
-------------------------------------------------------
Publishers,  Inc.  (C.B.S.),  1985.  Mr. Edward R. Finch has served as a Special

Ambassador for President Nixon and as a U.S. delegate for three other Presidents of the United States, Presidents Ford, Reagan and Clinton. He was a U.S. delegate to Unispace Two for President Reagan in Vienna, Austria in 1982 and more recently to Unispace Three for President Clinton in 1999. Mr. Finch is a Recognized Specialist in Trusts, Estates, Nonprofit and Charitable Organizations and International Outer Space Law. During the period from 1992 through 1996, Mr. Finch was Of Counsel to the Firm Snow, Becker Krauss, P.C. and since 1996 has been in private practice. He has also served on the Board of Directors and as President of Adams Memorial Fund, Inc. since 1986. Other organizations Mr. Finch is currently involved with are: General Counsel, Saint Giles Foundation, Inc., (since 1986); President, Crippled Children's Friendly Aid Association, Inc. (since1986); New York Institute for Special Education (since 1948); Board of Governors, National Space Society (Member since 1984); Council of American Ambassadors (since 1972); New York State, Federal, American Bar Association-Vice Chairman, committee on Real Property, Wills, Trusts & Estates (since 1979); Member, International Bar Association; Member, Florida Bar Association; Member, International Institute of Space Law; Member, International Astronautical Academy; Fellow, American Bar Foundation; Trustee, St. Andrew's Dune, South Hampton, N.Y., and St. Bartholomew's Church in N.Y.; St. Nicholas Society of the Children of N.Y. Mr. Finch received his undergraduate degree (A.B.) from Princeton University in 1941 and his law degree (J.D.) from New York University in 1947.

                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended April 30, 2001 or the interim period through the date of this Schedule.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended April 30, 2001 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the Company's directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction, in which the amount involved exceeds $60,000, since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchasers, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 SLW  ENTERPRISES  INC.


Dated:    April 9, 2002          By:  /s/ Barry Alter
       ------------------           ---------------------------------------
                                    Barry Alter
                                    Director, President, Secretary and Treasurer